

Mailstop 4631

March 10, 2017

Via E-Mail
Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Administrative Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, GA 30328

>   **Re: Beazer Homes USA, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed February 27, 2017**
>   **File No. 333-216290**

Dear Mr. Khoury:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. It appears that the registration statement was not filed for Beazer Homes Holdings, LLC, which is listed a co-registrant and signed the registration statement. It also appears that the registration statement was filed by Beazer Homes Holdings Corp. and Beazer Homes Corp., each of which is not listed as a co-registrant in the registration statement and did not sign the registration statement. Please advise. Please also be mindful of the potential need for applicable revisions to the legal opinions filed with your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Cal Smith
        King & Spalding LLP